Bank of Ireland Group
Head Office, 40 Mespil Road, Dublin 4
Tel + 353 (0)1 661 5933
www.bankofireland.com

By E-mail

Mr John A. Spitz

Senior Staff Accountant

Securities and Exchange Commission

Washington

D.C. 20549-0306

Re: The Governor and Company of the Bank of Ireland

Form 20-F for Fiscal Year Ended

December 31, 2012

Filed March 27, 2013

File No. 001-14452

Dear Mr Spitz

I refer to your Letter dated July 23rd 2013. Having completed our preliminary assessment, we would like to formally request an extension to the response timeline suggested in your letter. Taking account of the requirement to provide the proposed discloses in draft format, we would like to suggest a revised deadline of Friday, August 30th 2013 (close of business) to provide the required response.

I look forward to your confirmation that this is an acceptable proposal.

Yours Sincerely

/s/ Andrew Keating
Andrew Keating

Group Chief Financial Officer